                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number: 1-5677

                           NOTIFICATION OF LATE FILING
[  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [  ] Form 10-Q  [  ] Form N-SAR

          For Period Ended:
                           --------------------

[x] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: December 31, 1998
                                          -----------------

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which this notification relates: Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosure About Market Risk, Financial Statements and Supplementary Data, Calculation of Ratio of Earnings to Fixed Charges, Financial Data Schedules and Consent of Ernst & Young LLP.

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                         PART I - REGISTRANT INFORMATION

Full name of Registrant:  WANG LABORATORIES, INC.
                          -----------------------

Address of Principal Executive Office:  290 Concord Road
                                        ----------------

City, state and zip code:   Billerica, MA  01821
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                                     PART II
                            RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed):

On March 22, 1999, the company and the Staff of the Securities and Exchange Commission finalized discussions regarding various accounting matters principally in connection with the Company's acquisition of Olsy in March of 1998. As a result, the Company is amending its Quarterly Report on Form 10-Q for the three and nine months ended March 31, 1998, Form 8K/A dated June 1, 1998, Annual Report on Form 10K for the fiscal year ended June 30, 1998 and Quarterly Report on Form 10Q for the three months ended September 30, 1998. The resultant amended filings will need to be given effect in the Company's Form 10K for the transition period ended December 31, 1998, which is due March 31, 1999 (the Company changed its fiscal year from June 30 to December 31 effective December 31, 1998, as indicated on Form 8K dated July 22, 1998. The Company requires additional time in order to do so. Accordingly, the information required by the March 31, 1999 due date for the Transition Report on Form 10K cannot be provided without unreasonable effort and expense. The Form 10K filing will be made as soon as possible, but in no event later than April 15, 1999.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Paul A. Brauneis
          WANG LABORATORIES, INC.
          290 Concord Road
          Billerica, MA  01821

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [x]  Yes  [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See attached.

                             Wang Laboratories, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 1999              By:/s/ Paul A. Brauneis
      ---------------------------      ---------------------------
                                       Paul A. Brauneis
                                       V.P. and Corporate Controller


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PART IV, OTHER INFORMATION; QUESTION (3)

The Company completed the purchase of Olivetti Solutions ("Olsy"), the wholly-owned information technology ("IT") solutions and service subsidiary of Olivetti S.p.A. ("Olivetti") on March 17, 1998, except for Olivetti Corporation of Japan ("OCJ"), Olsy's subsidiary in Japan, which was completed April 7, 1998 ("Olsy Acquisition").

                                                                  Six Months Ended
                                                                     December 31
                                                         ------------------------------------
                                                               1998               1997
                                                               ----               ----
                                                                               (unaudited)
Revenues                                                     $1,818.0           $651.1

Gross Profit                                                 $  364.2           $144.2

Income (loss) from continuing operations
before income taxes and minority interests                   $  (23.5)          $ 37.2

Provision for income taxes                                   $   14.2           $ 13.4

Income (loss) from continuing operations                     $  (39.8)          $ 23.8

Net income (loss) applicable to common stockholders          $  (46.8)          $ 16.7

Diluted earnings (loss) per common share                     $   (1.01)         $  0.42

Weighted average common shares                               $   46.2           $ 40.3


The results for the six month ended December 31, 1998 vary significantly from the results of the prior year comparable period primarily due to the inclusion, in the 1998 period, of the results of the Olsy Acquisition in March 1998 which was accounted for under the purchase method. Accordingly, the results of the Olsy operations are included only from the date of acquisition. Additionally, the results for the six months ended December 31, 1998 include $55 million of nonrecurring costs, primarily restructuring charges and transition costs, incurred in connection with the integration of the Wang and Olsy businesses.